SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
Mercer International Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
8.5% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2010
(Title of Class of Securities)
U58839AA6, 588056AG6 and 588056AF8
(CUSIP Number of Class of Securities)
David M. Gandossi
Mercer International Inc.
650 West Georgia Street
Suite 2840
Vancouver, British Columbia, Canada V6B 4N8
(604) 684-1099
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:

H.S. Sangra, Esq. Sangra Moller LLP 1000 Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 (604) 662-8808	David R. Wilson, Esq. Davis Wright Tremaine LLP Suite 2200, 1201 Third Avenue Seattle, Washington 98101-3045 (206) 757-8274
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$24,005,000	$1,339.48

*	The transaction valuation is estimated solely for the purposes of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934. The transaction valuation estimate assumes the exchange of $24,005,000 principal amount of the existing 8.5% Convertible Senior Subordinated Notes due 2010 of Mercer International Inc.

**	The amount of Filing Fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by .00005580 or $55.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $1,339.48
Form or Registration No.: Schedule TO (File No. 005-81849)
Filing Party: Mercer International Inc.
Date Filed: December 18, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT
     This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2009 (collectively, the “Schedule TO”), by Mercer International Inc., a Washington corporation (“Mercer”) pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Schedule TO relates to the offer by Mercer to exchange (the “Exchange Offer”) each $1,000 principal amount of its currently outstanding 8.5% Convertible Senior Subordinated Notes due 2010 (the “Old Notes”), up to a maximum of $23,625,000 aggregate principal amount on a pro rata basis (the “Maximum Tender Amount”), for its new 8.5% Convertible Senior Subordinated Notes due 2012 (the “New Notes”) in an amount equal to $1,000 principal amount plus accrued and unpaid interest on the $1,000 principal amount of Old Notes up to and including December 9, 2009.
     The Exchange Offer was made upon the terms and subject to the conditions described in the Offering Circular dated December 18, 2009 (the “Offering Circular”), and the accompanying Letter of Transmittal (the “Letter of Transmittal”). The Offering Circular and the Letter of Transmittal are incorporated herein by reference in response to all the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     This Amendment is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of
Rule 13e-4(c)(4) promulgated under the Exchange Act.

Item 4.	Terms of the Transaction.
     Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following:
     The Exchange Offer expired at 5:00 p.m., New York City time, on January 21, 2010 (the “Expiration Date”). As of the Expiration Date, holders of Old Notes tendered, and Mercer accepted for exchange, an aggregate of $21,730,000 principal amount of Old Notes. This will result in the issuance of an aggregate of $22,012,490 principal amount of New Notes on the settlement date of the Exchange Offer which is expected to be January 26, 2010. Following settlement of the Exchange Offer, an aggregate of $2,275,000 principal amount of Old Notes will remain outstanding.

Item 12.	Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii)	Press Release, dated January 22, 2010. Incorporated herein by reference from Mercer’s Current Report on Form 8-K dated January 22, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

MERCER INTERNATIONAL INC.
By:	/s/ David M. Gandossi
	Name:	David M. Gandossi
	Title:	Secretary, Executive Vice President and Chief Financial Officer

Date:  January 22, 2010

EXHIBIT INDEX

(a)(1)(i)*	Offering Circular, dated December 18, 2009.
(a)(1)(ii)*	Form of Letter of Transmittal.
(a)(1)(iii)*	Form of Letter to DTC Participants.
(a)(1)(iv)*	Form of Letter to Clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)(i)	Press Release, dated December 18, 2009. Incorporated herein by reference from Mercer’s Current Report on Form 8-K dated December 18, 2009.
(a)(5)(ii)	Press Release, dated January 22, 2010. Incorporated herein by reference from Mercer’s Current Report on Form 8-K dated January 22, 2010.
(b)	Not applicable.
(d)	(i) Indenture dated as of October 10, 2003 between Mercer and Wells Fargo Bank, National Association, as trustee. Incorporated herein by reference from Mercer’s Current Report on Form 8-K dated October 15, 2003.
(d)	(ii) First Supplemental Indenture dated as of March 1, 2006 to Indenture dated as of October 10, 2003 between Mercer and Wells Fargo Bank, National Association. Incorporated herein by reference from Form 10-K dated March 16, 2006.
(d)	(iii) Indenture dated as of December 10, 2009 between Mercer and Wells Fargo Bank, National Association, as trustee. Incorporated herein by reference from Mercer’s Current Report on Form 8-K dated December 10, 2009.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed with the Schedule TO.

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